SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Amendment No. ....)

            EASTERN ENVIRONMENTAL SERVICES, INC.
                     (Name of Issuer)

               Common Stock, par value $0.01
               (Title of Class of Securities)

                         276369105
                       (CUSIP Number)


             William C. Skuba, President and Chairman
               Eastern Environmental Services, Inc.
               Route 309 North, RR #4, Box 4452
               Drums, PA 18222    (717) 788-7020
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         May 11, 1995
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

Check the following box if a fee is being paid with this statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21215T 10 3


1)  Name of Reporting Persons S.S. or I.R.S. Identification Nos.
    of Above Persons: Continental Waste Industries, Inc., a
    Delaware corporation.  Federal I.D. No. 22-2909512.

2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)

    (a)
    (b)

3)  SEC Use Only

4)  Source of Funds (See Instructions):    WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization:   Delaware

Number of Shares    (7) Sole Voting Power:       342,500
Beneficially Owned  (8) Shared Voting Power:
by Each Reporting   (9) Sole Dispositive Power:
Person with        (10) Shared Dispositive Power:

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    342,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11):  12%

14) Type of Reporting Person (See Instructions):   CO

1.   SECURITY and ISSUER.

     This statement relates to the common stock, par value $0.01 of Eastern Environmental Services, Inc. ("Eastern"). Eastern's principal executive offices are located at Route 309 North, RR
#4, Box 4452, Drums, PA 18222.

2.   IDENTITY and BACKGROUND.

     This statement is being filed by Continental Waste Industries, Inc., a Delaware corporation ("CWI"). CWI is principally engaged in the business of providing integrated solid waste management services to residential, commercial and industrial customers concentrated in the Midwestern and Mid-South regions of the United States. These services included non-hazardous landfill disposal, solid waste collection and transfer station operations. The business address of CWI is 67 Walnut Avenue, Suite 103, Clark, NJ 07066. Mr. Jeffrey Levine is Senior Vice President, General Counsel and Secretary of CWI. Mr. Levine is a citizen of the United States. His primary business address is 67 Walnut Avenue, Suite 103, Clark, NJ 07066.

     During the last five years, the above name person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

3.   SOURCE and AMOUNT of FUNDS.

     The purchase price for the 342,500 shares of common stock is approximately $371,988.32 (the "Shares") and is being funded through working capital. None of such funds are borrowed.

4.   PURPOSE of the TRANSACTION.

     The acquisition by CWI of the Shares is for the purpose of investment. CWI may increase or decrease or dispose of its position in Eastern, depending upon its evaluation of Eastern's business and prospects and market conditions, generally.

     CWI has in the past discussed with Eastern various proposals which relate to or would result in an acquisition by CWI of all or part of Eastern. However, these discussions have not resulted in any accepted plan or agreement for any transaction between CWI and Eastern, nor is there any such plan or agreement presently under discussion. CWI may initiate or respond to future proposals with Eastern about one or more transactions between CWI and Eastern.

     Except to the extent indicated above, CWI has no specific present plans or proposals which relate to or would result in:
(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Eastern or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Eastern or any of its subsidiaries; (d) any change in the present Board of Directors or management of Eastern, including any plans or proposals to change the number of term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of Eastern; (f) any other material change in Eastern's business or corporate structure; (g) changes in Eastern's charter or bylaws or other actions which may impede the acquisition of control of Eastern by any person; (h) causing a class of securities of Eastern to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Eastern becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of these enumerated above.

     CWI has noted that William R. Skuba, Chairman of the Board and Chief Executive Officer of Eastern owns 1,591,201 shares of Eastern's class A common stock, being all of such class of stock. These shares, which are not registered, entitle the holder to four votes per share on all matters submitted to a vote of stockholders. Therefore, Mr. Skuba has approximately 71% of the voting power of Eastern. As such, it would not be possible in any event to effect any of the changes listed above without the consent of Mr. Skuba.

     CWI has acquired the Shares in Eastern since September 22, 1994 through a broker-dealer, one of Eastern's market makers. The broker-dealer has been directed to monitor the number of shares purchased by CWI, and to notify CWI if the aggregate amount of shares approached five (5%) percent of the common stock.

     It has recently come to our attention that, for purposes of determining CWI's ownership percentage, the broker-dealer has aggregated the two classes of common voting stock, being Eastern's registered common stock together with Eastern's unregistered class A common stock. The broker-dealer had taken the erroneous position that Rule 13D requires disclosure by any person who acquires beneficial ownership of more than 5% of the aggregate voting stock of an issuer.

     As a result, CWI has discovered that, while its purchase of Eastern shares within the last ten (10) days was thought to have brought CWI's ownership of Eastern's registered common stock over 5% for the first time, CWI actually owned in excess of 5% of the registered common stock alone (without aggregating the class A voting common) as of approximately December 29, 1994, and, as of May 9, 1995 CWI owns 12.2% of Eastern's common stock (without aggregating the class A voting stock). This represents a total of 0.037% of the voting control of Eastern.

5.   INTEREST in SECURITIES of the ISSUER.

     The following table sets forth information with respect to the shares of the Common Stock beneficially owned by such person or entity named above as of May 11, 1995.

    Filing Party         Common Stock       Percentage of Class

  Continental Waste
     Industries, Inc.      342,500                 12.2%

                         SCHEDULE 13D

                          SIGNATURES


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated this 19th day of May, 1995.


                          CONTINENTAL WASTE INDUSTRIES, INC.


                          By:  /s/ Jeffrey E. Levine
                              General Counsel and Secretary